COMMENTS RECEIVED ON 05/28/2025

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Mid Cap Index Fund

Fidelity Flex Small Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 595

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions, which are not reflected in the tables and examples below.”

C:

The Staff requests we explain reasoning for disclosure that was changed/removed from the bold sentence.

R:

The disclosure has been streamlined but is in substance unchanged in that it continues to appropriately indicate the other fees that shareholders may pay that are not reflected in the fee table and example that follow.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Fidelity U.S. Mid Cap IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all U.S. stocks meeting certain market capitalization, liquidity and investability requirements.”

“The Fidelity U.S. Small Cap IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all U.S. stocks meeting certain market capitalization, liquidity and investability requirements.”

C:

The Staff requests we disclose the component selection criteria for inclusion or exclusion and the number of constituents.  What are the criteria beyond the market capitalization?

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N‐1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund’s principal investment strategies in the summary section in accordance with Item 4(a) of Form N‐1A. Additional detail regarding each fund’s index and index methodology is disclosed in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we do not believe additional disclosure is needed.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add disclosure of the greater risk of conflicts of interest and index manipulation due to the relationship between the index provider and the investment adviser.

R:

The funds, the Adviser, and Geode have each adopted policies and procedures designed to minimize potential conflicts of interest in connection with the management of the funds. Given these policies and procedures, we don’t believe this is a principal investment risk. We believe each fund’s principal investment risks are appropriately disclosed. Accordingly, we have not modified the  disclosure.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Effective December 11, 2025, derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

C:

The Staff requests we disclose whether and when the methodology would call for the use of derivatives and whether that use would introduce leverage risk.

R:

Investing in derivative instruments is not a principal investment strategy for the funds. As a result, leverage risk is not a principal investment risk of either fund. The excerpted disclosure below is included to account for the limited circumstances under which a derivative instrument may be included in a fund’s 80% policy pursuant to the Amended Names Rule, and subject to the fund’s investment limitations with respect to derivatives. Under the Amended Names Rule, a fund may include derivative instruments in its 80% policy if the derivative instrument “provides investment exposure to investments suggested by the fund’s name” or to “one or more of the market risk factors associated with the investment focus that the fund’s name suggests”. Because the disclosure excerpted below describes the methodology for use of derivatives and is consistent with both Form N-1A and the Amended Names Rule, we respectfully decline to modify the disclosure.

“Derivative instruments that provide investment exposure to the investments above or exposure to one or more market risk factors associated with such investments are included in the fund's 80% policy, consistent with the fund's investment policies and limitations with respect to investments in derivatives.”

FOLLOW-UP COMMENTS RECEIVED ON 06/16/2025

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Flex Mid Cap Index Fund

Fidelity Flex Small Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 595

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund. You may pay other fees, such as brokerage commissions, which are not reflected in the tables and examples below.”

C:

The Staff requests we reinsert the language from the form about financial intermediaries or provide justification for why the language is not applicable to the funds' circumstances.

R:

As noted in the “Eligibility” sub-section of the “Buying Shares” section of each fund’s prospectus, shares of each fund are “available only to certain fee-based accounts and advisory programs offered by Fidelity.” As shares of the funds are not available through financial intermediaries, we respectfully decline to revise the disclosure.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Fidelity U.S. Mid Cap IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all U.S. stocks meeting certain market capitalization, liquidity and investability requirements.”

“The Fidelity U.S. Small Cap IndexSM was created by Fidelity Product Services LLC (FPS) using a rules-based proprietary index methodology that includes all U.S. stocks meeting certain market capitalization, liquidity and investability requirements.”

C:

The Staff reiterates their comment given that the "Fund Basics" section does not include additional detail to address the original comment.

R:

For each fund, Fidelity’s rules‐based proprietary index methodology for the fund is described in plain English in the “Fund Basics” section under “Principal Investment Strategies.” We believe that each fund’s Principal Investment Strategies are appropriately disclosed in accordance with Items 4 and 9 of Form N-1A. In addition, each fund’s complete index methodology is publicly available. The “Appendix” section of each fund’s prospectus will note that “[a]dditional information regarding the index or indices is available on i.fidelity.com/indices.” Accordingly, we respectfully decline to modify the disclosure.

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we explain the limited circumstances under which a derivative instrument may be included in each fund's 80% policy and how derivatives fit into each fund's policy.

R:

As previously discussed, each fund may include a derivative instrument in its 80% policy when the instrument provides investment exposure to securities included in the fund’s index or exposure to one or more market risk factors associated with such investments. For example, the fund may purchase a futures contract for purposes of gaining investment exposure to securities included in the fund’s index.  In that case, the fund would include the futures contract in its 80% policy. Because the fund does not have a principal investment strategy with respect to purchasing futures, or any other derivative instrument, such investments would be limited. In other words, the fund could not invest 80% of its assets in derivative instruments that provide investment exposure to securities included in the fund’s index, even though such investments would be eligible investments for purposes of the fund’s 80% policy.